HYDROGENICS
Advanced Hydrogen Solutions

Hydrogen, produced by Hydrogenics advanced electrolysis technology, is the only true zero emission fuel from production to consumption.

Fourth Quarter and 2010 Results

Safe Harbor Statement
Certain statements in the Business Update and order backlog sections contain forward-looking statements within the meaning of the “safe harbor” provisions of the U.S.
Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a sustained or broad economic recession or slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;
fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of U.S. investors to enforce U.S. civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk
Factors” in our regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

Business Update
Financial Update

Business Highlights
   Award by Germany's national research centre for aeronautics and space (DLR) to supply a series of next-generation fuel cell modules for aircraft power applications further demonstrating our ability to deliver fuel cell power modules having much higher levels of power density and compactness
   Awards to provide electrolysis based hydrogen fuelling stations throughout Europe
   Continued strengthening of industrial end markets for electrolyzers setting the stage for continued improved operating performance
   Major European study concludes that hydrogen and electrolysis will play an important role in the decarbonization of personal mobility
   Substantially completed move to new world class fuel cell
     manufacturing facility

Financial Highlights
Revenues up 38% (Q4) and 11% (FY10)
Gross profit of 33.9% (Q4) and 25.9%
  (FY10) representing double digit increases
EBITDA loss reduced by 59% to $1.6 million
  (Q4) and 55% to $8.2 million (FY10)
  evidencing improved financial performance
$17.1 million order backlog at year-end
$9.0 million of cash at year-end

Business Update
Financial Update

HYDROGENICS
Advanced Hydrogen Solutions

38%
6
5
4
3
2
1
0
2009
2010
Power Systems
OnSite Generation

Revenues By Business Unit

5
4
3
2
1
0
4.1
2.1
2.1
1.7
OnSite Generation
Power Systems
2009
2010

Notes
Revenues were $5.8 million, an increase of 38% primarily attributed to increased revenues in our OnSite
Generation business resulting from improved economic conditions, partially offset by decreased revenues in our Power Systems business unit resulting from timing of orders and product mix.
Revenues
Three Months ended December 31, 2010
$M
4.2
5.8

$M
Revenues

25
20
15
10
5
0
11.1%
2009
2010
Power Systems
OnSite Generation

Revenues By Business Unit
$M
15
10
5
0
12.3
15.9
6.5
5.0
OnSite Generation
Power Systems
2009
2010

8

Revenues
Year ended December 31, 2010
$M
18.8
20.9
Notes
Revenues were $20.9 million, an increase of 11.1% reflecting increased revenues in our OnSite Generation business unit attributed to improved economic conditions. This increase was partially offset by decreased revenues in our Power Systems business unit resulting from the timing of orders and changes in product mix.
Revenues

HYDROGENICS
Advanced Hydrogen Solutions

40
30
20
10
0
18.1 Percentage Points
Power Systems
OnSite Generation
2009
2010

50
40
30
20
10
0
20.4
29.9
11.0
43.6
2009
2010
OnSite Generation
Power Sytems

Three months ended December 31, 2010
Gross Profit By Business Unit
15.8
33.9
Gross Profit
Notes

 Gross profit was 33.9%, an increase of 18.1 percentage points reflecting: (i) variations in product mix in our
 Power Systems business unit; (ii) favourable overhead absorption from increased revenues in our OnSite
 Generation business unit; and (iii) product cost reductions in both our OnSite Generation and Power Systems business units.
%
%

Gross Profit

HYDROGENICS
Advanced Hydrogen Solutions

30
25
20
15
10
5
0
19.8
25.9
6.1 Percentage Points
2009
2010
Power Systems
OnSite Generation

Gross Profit By Business Unit

45
40
35
30
25
20
15
10
5
0
21.2
21.0
13.0
41.4
OnSite Generation
Power Systems
2009
2010

10

Gross Profit
Notes
Gross profit was 25.9%, an increase of 6.1 percentage points reflecting: (i) variations in product mix in our Power
Systems business unit; and (ii) product cost reductions in both our OnSite Generation and Power Systems business units, partially offset by pricing pressure on orders booked in 2009 in our OnSite Generation business unit.
Year ended December 31, 2010
Gross Profit
%
%

HYDROGENICS
Advanced Hydrogen Solutions

Three months ended December 31, 2010

5
4
3
2
1
0
23%
0.7
3.9
1.0
2.6
2009
2010
R&D
SG&A

Notes
■  Cash operating costs decreased 23% to $3.6 million, reflecting: (i) the absence of $0.3 million of expenses associated with the Corporation’s transaction with the trustees of Algonquin Power Income Fund in 2009; (ii) the absence of $0.2 million of costs associated with the preparation of our base shelf prospectus in 2009; (iii) the results of our cost reduction efforts including the move to a new lower cost facility in Mississauga, Ontario;
     partially offset by: (iv) $0.8 million of decreased research and product development funding.

■  Cash operating costs are defined as the sum of selling, general and administrative expenses and research and product development, less stock-based compensation expense and non-cash selling, general and administrative expenses. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the
      Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 17 for a reconciliation of this measure to loss from operations.

Cash Operating Costs
4.6
3.6
$M

HYDROGENICS
Advanced Hydrogen Solutions

20
15
10
5
0
5.2
16.6
3.4
9.2
42%
2009
2010
R&D
SG&A

Year ended December 31, 2010
Notes
■    Cash operating costs were $12.6 million, a decrease of 42% reflecting: (i) the absence of $3.3 million of expenses associated with our transaction with the trustees of Algonquin Power Income Fund in 2009; (ii) a $1.6 million decrease in selling, general and administrative expenses as a result of ongoing cost reduction efforts; (iii)
        a $1.8 million decrease in research and product development expenditures resulting from standardization of product development and greater focus on product cost reduction efforts; (iv) the absence of $0.6 million of costs related to business streamlining initiatives; (v) the absence of $0.6 million of costs attributable to our Test
        Systems business; and (vi) a $0.2 million increase in third party research and product development funding.
■     Refer to slide 11 for a definition of our Cash Operating Costs.
Cash Operating Costs
$M
21.8
12.6

	Three months ended December 31		Change
	2010	2009	$	%
Revenues	$ 5.8	$ 4.2	1.6	38.1
Gross Profit	2.0	0.7	1.3	185.7
% of Revenues	33.9	15.8
Operating Expenses
Selling, general and administrative	2.6	3.9	(1.3)	(33.3)
Research and product development	1.0	0.7	0.3	42.9
EBITDA	(1.6)	(3.9)	(2.3)	(59.0)

Notes
■     EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, and amortization.
      EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies.  Management uses EBITDA as a useful measure of cash flows. Refer to slide 18 for a reconciliation of this measure to Net Loss.

Q4 Results (in $ millions)

	Year ended December 31		Change
	2010	2009	$	%
Revenues	$ 20.9	$18.8	2.1	11.2
Gross Profit	5.4	3.7	1.7	45.9
% of Revenues	25.9	19.8
Operating Expenses
Selling, general and administrative	10.2	17.0	(6.8)	(40.0)
Research and product development	3.4	5.2	(1.8)	(34.6)
EBITDA	(8.2)	(18.5)	(10.3)	(55.7)

Notes
■     EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, and amortization.
      EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies.  Management uses EBITDA as a useful measure of cash flows. Refer to slide 18 for a reconciliation of this measure to Net Loss.

2010 Results (in $ millions)

	Sep. 30/10 Backlog	Orders Received	Orders Delivered	Dec. 31/10 Backlog
OnSite Generation	$ 15.5	$ 2.2	$ 4.1	$ 13.6
Power Systems	3.9	1.3	1.7	3.5
Total	$ 19.4	$ 3.5	$ 5.8	$ 17.1
As at December 31, 2010

Order Backlog
($M)

Cash and cash equivalents, short-term investments and restricted cash	$ 9.0	$ 11.0	(2.0)	(18.2)
Accounts and grants receivable	6.2	4.2	2.0	47.6
Inventories	8.4	11.7	(3.3)	(28.2)
Accounts payable and accrued liabilities	10.1	14.8	(4.7)	(31.8)
Dec. 31
2009
$
%
($M)
Change
Dec. 31
2010

Balance Sheet Highlights

	Three months ended December 31, 2010
Cash Operating Costs	$ 3.6
Less: Gross profit	(2.0)	(5.4)
Add: Stock-based compensation	0.1	0.2
Add: Non-cash selling, general and administrative expenses	-	0.8
Add: Amortization of property, plant and equipment and intangible assets	0.1	0.8
Loss from Operations	$ 1.8	$ 9.0

($M)

Reconciliation of Non-GAAP Measures
Cash Operating Costs

	Three months ended December 31, 2010	Year ended December 31, 2010
EBITDA loss	$ 1.6
Add: Amortization of property, plant and equipment	0.1	0.7
Add: Other (income) expense	0.1	(0.4)
Net Loss	$ 1.8	$ 8.5

($M)
Reconciliation of Non-GAAP Measures
EBITDA

HYDROGENICS
Advanced Hydrogen Solutions

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